Magnolia Lane Income Fund
7 Grove Street
Topsfield, Massachusetts 01983

January 13, 2014

VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      Magnolia Lane Income Fund
            Form 10-K for the Year Ended April 30, 2013
            Filed August 13, 2013
            Form 10-Q for the Quarter Ended July 31, 2013
            Filed September 23, 2013
            Form 10-Q for the Quarter Ended October 31, 2013
            Filed December 23, 2013
            File No. 000-54379

Dear Ms. Cvrkel:

Magnolia Lane Income Fund (“Magnolia Lane”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the Securities and Exchange Commission (the “Commission”), dated January 6, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-Q for the Quarter Ended October 31, 2013

Form 10-Q for the Quarter Ended July 31, 2013

Item 4. Controls and Procedures

1.
We note your disclosure in Item 4 that management concluded disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In light of the fact that your Form 10-K disclosures that management determined that both disclosing controls and procedures and internal controls over financial reporting were not effective due to certain disclosed material weaknesses, please explain to us why you believe that it is appropriate to conclude that disclosure controls and procedures are effective for the quarterly periods subsequent to your most recent year-end. In this regard, we also note from your disclosure in your Form 10-Qs that there have been no changes in internal controls in the applicable quarterly periods. Please advise or revise to change your disclosure in your Form 10-Qs accordingly.

RESPONSE: We have revised the disclosure under Item 4. Controls and Procedures in our Form 10-Qs for the periods ended July 31, 2013 and October 31, 2013 to conclude that our disclosure controls and procedures are not effective.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission ; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Magnolia Lane Income Fund

By:	/s/ Brian Woodland
Name:	Brian Woodland
Title:	Chief Executive Officer